Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Triumph Bancshares, Inc.

Commission File Number: 000-06253

Frequently Asked Questions for Customers

Q: Why is Triumph Bancshares, Inc. merging with Simmons First National Corporation?

A: Triumph Bancshares, Inc. (“TBI”), parent company of Triumph Bank, has entered into a definitive agreement and plan of merger with Simmons First National Corporation (“SFNC”). Simmons First National Corporation is the parent company of Simmons Bank. Under the agreement, TBI will merge with and into SFNC, with SFNC as the surviving corporation, subject to certain terms and conditions, including approval of the transaction by TBI’s shareholders and regulatory approval. The merger is expected to be finalized in the fourth quarter of 2021. Immediately following the TBI/SFNC merger, Triumph Bank is expected to merge with and into Simmons Bank, with Simmons Bank as the surviving bank.

Triumph Bank has had great success in realizing our mission to help each and every customer succeed by delivering innovative, locally made solutions tailored to their unique needs, and that success has been recognized by industry experts, larger banks and potential investors. It’s become apparent that Triumph could be even more successful as part of a larger bank with greater resources. With its emphases on relationship banking, local decision-making, customer experience and community involvement, Simmons is a great fit for our customers, culture and community bank values.

Q: Why Simmons Bank?

A: Simmons Bank is a highly successful financial institution with assets of more than $23 billion (as of March 31, 2021). They have approximately 200 locations across six states (Arkansas, Kansas, Missouri, Oklahoma, Tennessee and Texas). Their commitment to Tennessee has recently made headlines via the Simmons Bank Open in Middle Tennessee in May 2021 and the opening of the Simmons Bank Ag Center at the Union City-based Discovery Park of America in December 2020.

We view this partnership as an excellent opportunity for the bank. To combine and invest with a larger partner allows us to take better care of our customers, bankers and shareholders. This combination will allow us to gain scale to afford new technology and to offer improved products and greater lending opportunities.

Simmons has an amazing focus on their customers with relationship building, capabilities to serve as a one-stop shop for financial resources and an impressive digital roadmap to mention a few. They also passionately care about their communities. All these factors, along with Simmons’ commitment to local decision-making and personal touch, were very important when Triumph Bank considered joining their team.

Q: Will the bank name change? If so, when?

A: Following the merger of Triumph Bank with and into Simmons Bank (which is expected to occur in the fourth quarter of 2021), banking business will be conducted in Simmons Bank’s name and branch signage will be changed.

Q. Can I still bank at my bank branch?

A. Yes, please continue to conduct your banking transactions at your preferred Triumph Bank location. Please remember that Triumph Bank and Simmons Bank are two separate institutions for now. Triumph Bank customers cannot conduct transactions on their Triumph Bank accounts at Simmons Bank locations today. After the closing, you will enjoy an expanded network of branch locations across six states – Tennessee, Arkansas, Kansas, Missouri, Oklahoma and Texas.

Q: Will my branch/this branch close?

A: Simmons and Triumph Bank have a similar branch network. We will work with Simmons to evaluate the best future-state branch mix in Memphis and Nashville. You will be informed well in advance of any changes.

Q: Will my products change?

A: For the next few months, no product changes will occur. At the time of closing, our products will merge into Simmons’ product set. Please continue to bank as usual for now. We will communicate any changed well in advance.

Q. What about my Triumph Bank loan(s)?

A. As Triumph Bank continues its operations as usual until closing, your loan account number(s), payment amount and due date remain the same. You will continue to make payments as you have in the past. If you are having your payment deducted from your account, it will continue. If you pay by check, you should continue to send your payments to the same address you have always used. If there are changes to your loan payment address, that will be communicated prior to the closing of the transaction.

This will not affect any loans in process either. Please continue to communicate with your lender.

Q: What new products will we be available to me?

A: Simmons Bank has an impressive technology roadmap, and we expect that there will be new products available to Triumph customers over time. While some may be available sooner, for the most part, these will likely come after the systems conversion (projected to occur in the fourth quarter of 2021). Simmons offers a wide variety of deposit products, treasury management services for businesses, wealth management offerings (including investment management, trust, corporate trust, etc.), a robust mortgage operation and warehouse lending department, and excellent offerings for small business banking.

Q. What about my online and mobile banking access?

A. Please continue to access your Triumph Bank online and mobile banking as you normally have. You will receive more information on Simmons Bank digital access to use after closing.

Q. Can I still use my Triumph Bank checks?

A. For now, yes, you should continue using your Triumph Bank checks. You will be notified closer to the closing date of any changes to your checks.

Q. What about my ATM/debit card?

A. You should continue to use your Triumph Bank ATM/debit card for now. You will be notified closer to the closing date of any changes to your debit card.

Q. Will CDs or IRAs be affected?

A. No. The terms and conditions will remain the same.

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.